UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MINERA ANDES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602910101

(CUSIP Number)

Robert Ross McEwen

c/o McEwen Mining Inc.

181 Bay Street

Bay Wellington Tower

Suite 4750, P.O. Box 792

Toronto, ON Canada M5J 2T3

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602910101

1.	Names of Reporting Persons. McEwen Mining – Minera Andes Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 282,958,854 shares (1)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 282,958,854 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,958,854 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

(1) As a result of McEwen Mining Inc.’s ownership of 100% of the outstanding common stock of McEwen Mining – Minera Andes Acquisition Corp., and Rule 13d-5(b)(1) and Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, the parties may be deemed to be a “group” and McEwen Mining Inc., may be deemed to be the beneficial owner of all of the common stock of Minera Andes Inc. held by McEwen Mining – Minera Andes Acquisition Corp.

CUSIP No. 602910101

1.	Names of Reporting Person McEwen Mining Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 282,958,854 shares (1)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 282,958,854 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,958,854 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

(1) As a result of McEwen Mining Inc.’s ownership of 100% of the outstanding common stock of McEwen Mining – Minera Andes Acquisition Corp., and Rule 13d-5(b)(1) and Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, the parties may be deemed to be a “group” and McEwen Mining Inc., may be deemed to be the beneficial owner of all of the common stock of Minera Andes Inc. held by McEwen Mining – Minera Andes Acquisition Corp.

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by McEwen Mining Inc. (then known as US Gold Corporation), a Colorado corporation (“McEwen Mining”), with respect to the shares of common stock, no par value (the “Common Stock”), of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada (“Minera Andes”). This Amendment No. 1 amends the original Schedule 13D (“Schedule 13D”) filed by McEwen Mining with the Securities and Exchange Commission (the “SEC”) on September 22, 2012.

Item 1.    Security and Issuer.

Item 1. of Schedule 13D is hereby amended and restated in its entirety as follows:

The Amended Schedule 13D relates to the Common Stock of the Minera Andes.   The principal executive offices of Minera Andes are located at 181 Bay Street, Bay Wellington Tower, Suite 4750, P.O. Box 792, Toronto, ON, Canada M5J 2T3.

Item 2.    Identity and Background.

Item 2. of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) This Schedule 13D is being filed by (1) McEwen Mining, which has its principal office at 181 Bay Street, Bay Wellington Tower, Suite 4750, P.O. Box 792, Toronto, ON, Canada M5J 2T3, Canada, and (2) McEwen Mining — Minera Andes Acquisition Corp., a newly-formed corporation wholly-owned by McEwen Mining and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.” and together with McEwen Mining, the “Reporting Persons”).  Each of the Reporting Persons has its principal office at 181 Bay Street, Bay Wellington Tower, Suite 4750, P.O. Box 792, Toronto, ON, Canada M5J 2T3.  McEwen Mining is organized under the laws of the State of Colorado.  The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Reporting Person’s principal business is the exploration and development of mineral properties, located primarily in the Republic of Argentina, the United States and Canada, with a focus on gold, silver and copper mineralized targets.

The name and principal occupation of the directors and executive officers of McEwen Mining as of the date hereof are as set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with McEwen Mining.  The business address of each of the below individuals is 181 Bay Street, Bay Wellington Tower, Suite 4750, P.O. Box 792, Toronto, ON, Canada M5J 2T3.

Name	Present Occupation or Employment
Robert R. McEwen	Chairman of the Board, President and Chief Executive Officer
Michele L. Ashby	Director
Leanne M. Baker	Director
Donald Quick	Director
Michael Stein	Director
Allen Ambrose	Director
Richard Brissenden	Director
Perry Y. Ing	Chief Financial Officer
Ian J. Ball	Senior Vice President
William Faust	Chief Operating Officer
Stefan Spears	Vice President, Projects
Nils Engelstad	Vice President, Corporate Affairs & Corporate Secretary

The name and principal occupation of the directors and executive officers of Canadian Exchange Co. as of the date hereof are as set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Canadian Exchange Co.  The business address of each of the below individuals is 181 Bay Street, Bay Wellington Tower, Suite 4750, P.O. Box 792, Toronto, ON, Canada M5J 2T3.

Name	Present Occupation or Employment
Robert R. McEwen	Director, Chairman and Chief Executive Officer
Perry Y. Ing	Director, Vice President and Secretary-Treasurer
Ian J. Ball	Director

(d) – (e) During the past five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers of the Reporting Persons listed in the charts above (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. McEwen, Mr. Ing, Mr. Ball, Mr. Spears, Mr. Engelstad, Mr. Quick, Mr. Brissenden and Mr. Stein are Canadian citizens.  Ms. Ashby, Mr. Ambrose Dr. Baker and Mr. Faust are US citizens.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3. of Schedule 13D is hereby amended and restated in its entirety as follows:

To fund the acquisition of the Common Stock, Canadian Exchange Co. issued approximately 127,331,484 exchangeable shares of Canadian Exchange Co.  The exchangeable shares are exchangeable on a one-for-one basis for shares of McEwen Mining common stock at any time at the option of the holder of such exchangeable shares. Each exchangeable share is substantially the economic and voting equivalent of a share of McEwen Mining common stock, as further described in the prospectus filed pursuant to Rule 424(b)(3) by McEwen Mining on January 21, 2012 (File No. 333-178306) (the “Prospectus”).

Item 4.    Purpose of the Transaction.

Item 4. of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)–(c)    On September 22, 2011, Minera Andes entered into an Arrangement Agreement (the “Arrangement Agreement”) among the McEwen Mining, Canadian Exchange Co., and Minera Andes, pursuant to which McEwen Mining, through Canadian Exchange Co., acquired all of the issued and outstanding common shares of Minera Andes in exchange for exchangeable shares of Canadian Exchange Co. at a ratio of 0.45 of an exchangeable share for each outstanding common share of Minera Andes (the “Arrangement”).  In addition, all outstanding options to acquire shares of the Common Stock converted into options to purchase shares of common stock of McEwen Mining at a ratio of 0.45 of a share of common stock of McEwen Mining for each Minera Andes option. The Arrangement was implemented by way of the plan of arrangement attached as Exhibit A to the Arrangement Agreement (the “Plan of Arrangement”) and was subject to approval by the Court of Queen’s Bench of Alberta (the “Court”), which was received on January 20, 2012.  The effect of the Arrangement resulted in Minera Andes becoming a wholly-owned indirect subsidiary of the McEwen Mining. The exchangeable shares are exchangeable on a one-for-one basis for shares of common stock of McEwen Mining at any time at the option of the holder of such exchangeable shares. Each exchangeable share is substantially the economic and voting equivalent of a share of common stock of McEwen Mining.

(d)

Immediately Following the Arrangement, Mr. Victor Lazarovici and Mr. Allan Marter resigned from the Board of Minera Andes and Mr. Jim Duff resigned as Chief Operating Officer.  McEwen Mining is able to appoint all of the officers and directors of Minera Andes, its wholly-owned subsidiary.

(e)           Pursuant to the Arrangement, 127,331,498 exchangeable shares were issued to holders of the Common Stock.  The exchangeable shares are exchangeable for common stock of McEwen Mining on a one-for-one basis at the option of the holder of exchangeable shares.  Minera Andes’ options are each exercisable for 0.45 shares of common stock of McEwen Mining.  The Common Stock will cease being traded on the TSX and OTC on or about January 27, 2012.

(f)            Following the consummation of the Arrangement on January 24, 2012, Minera Andes became a wholly-owned indirect subsidiary of McEwen Mining and McEwen Mining changed its name from US Gold Corporation to McEwen Mining Inc.

(g)           No changes were made to Minera Andes’ bylaws or articles of incorporation.

(h)           The Common Stock will cease to be listed on the TSX and OTC on or about January 27, 2012.

(i)            Minera Andes filed a Form 15 on January 25, 2012 in accordance in order to terminate the registration of Common Stock in accordance with Section 12(g)(4) of the Act.

(j)            Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.    Interest in Securities of the Issuer.

Item 5. of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)–(b) As a result of the Arrangement, McEwen Mining, through Canadian Exchangeco, a wholly owned, indirect subsidiary of McEwen Mining, beneficially owns 282,958,854 shares of Common Stock, representing 100% of the issued and outstanding shares of Common Stock.  Each of the Reporting Persons has sole voting and dispositive power with respect to the 282,958,854 shares of Common Stock.

(c) Except as set forth in this Schedule 13D, neither McEwen Mining, Canadian Exchangeco, nor, to the knowledge of the Reporting Persons, any directors and officers listed in the tables in Item 2, has effected any transaction in shares of Common Stock in the past 60 days.

(d)–(e)          Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6. of Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise described in this Section 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Minera Andes, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Minera Andes.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
January 26, 2012

MCEWEN MINING INC.

	By:	/s/ Nils Engelstad
Nils Engelstad
Vice President, Corporate Affairs and Corporate Secretary

MCEWEN MINING — MINERA ANDES ACQUISITION CORP.

	By:	/s/ Perry Ing
Perry Ing
Vice President and Secretary-Treasurer